Exhibit 4.34

Power of Attorney

Principal:	Jingye Sun
ID No.:	110102197202232316
Address:	No.7 Block A, Building8, Fuwai Avenue, Xicheng District, Beijing.

Agent:	Leilei Wang
ID No.:	110102197304020437
Address:	No.1001, Building 1, Xiaoyang Yibin Hutong, Dongcheng District, Beijing

The Principal, Jingye Sun, a citizen of the People’s Republic of China, hereby authorizes Mr. Wang Leilei to exercise all voting powers as a shareholder of Wireless Interactive Network Technology Co. Ltd. (“Wireless Interactive”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Wireless Interactive.

Unless consented by the board of directors of KongZhong Information Technologies (Beijing) Co., Ltd. (KongZhong Beijing), the aforesaid authorization is irrevocable. The Principal also agrees that KongZhong Beijing is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Wireless Interactive with due diligence and care, and will act in accordance with directions of the board of directors of KongZhong Beijing.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of KongZhong Beijing.

/s/ Jingye Sun	(Signature)
Jingye Sun

Date: 2008-10-13